Exhibit 99.1

SFR-Cegetel: structure simplified

Paris, December 22, 2003 — The extraordinary shareholders meeting of Cegetel Groupe held on December 18, 2003 voted in favor of the simplification of its structure through the merger of Transtel, Cofira and SFR into the Cegetel Groupe holding company.

The new company resulting from the merger, which will be both the mobile phone operator and the lead company in the group, is named SFR. It is owned 55.8% by Vivendi Universal [Paris Bourse: EX FP; NYSE: V], 43.9% by Vodafone, and 0.3% by individual investors.

The entity made up of SFR and its subsidiaries, in particular the fixed-line telephony operator Cegetel, is now named Groupe SFR-Cegetel.

In 2004, this entity will implement the dividend distribution plan agreed by the two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly advance dividend payments.

SFR is planning to distribute approximately 3.2 billion euros to its shareholders in 2004, of which 1.8 billion euros will be distributed to Vivendi Universal. For information, in April 2003 Cegetel-SFR paid Vivendi Universal a 2002 dividend of 622 million euros.

The simplification of the structure of Groupe SFR-Cegetel and the optimization of dividend payments are the result of strengthened cooperation between Vivendi Universal and Vodafone, as announced in the joint press release of October 14, 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, with respect to our expectations, management’s objectives, future performance, earnings and other trend information, including statements relating to expected benefits. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Please refer to documents that Vivendi Universal and Vodafone Group Plc have filed under with the U.S. Securities and Exchange Commission and/or the French Commission des Opérations de Bourse, including Vivendi Universal’s and Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended 31 December 2002 for Vivendi Universal and 31 March 2003 for Vodafone Group Plc and Vivendi Universal’s Document de Référence filed with the French Commission des Opérations de Bourse, for additional factors that could cause actual results and developments to differ materially from the expectations disclosed or implied within such forward-looking statements. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

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